Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations &

Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL COMMENTS ON FILING OF LAWSUIT

TORONTO, Canada, October 9, 2008 – Biovail Corporation (NYSE, TSX: BVF) today announced that it has been notified that a proposed securities class action lawsuit has been filed in the U.S. District Court Southern District of New York against the Company, its Chairman and two former officers. The complaint has been filed on behalf of all persons and entities that purchased Biovail securities from December 14, 2006 through July 19, 2007.

The complaint relates to statements alleged to have been made by the Company and by certain officers in respect of Aplenzin™ (bupropion hydrobromide tablets) during the product’s U.S. regulatory approval process.

Biovail believes the claim is completely without merit and will defend itself vigorously.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.